Exhibit 99.43

DHX MEDIA LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Tuesday, September 30, 2014

The special meeting (the “Meeting”) of the holders of Common Shares in the capital of the Company (the “Common Shares”) and Preferred Variable Voting Shares in the capital of the Company (the “PVVS” and, together with the Common Shares, the “Shares”) of DHX Media Ltd. (“DHX” or the “Company”) will be held at the Four Seasons Hotel, 60 Yorkville Avenue, Toronto, Ontario on September 30, 2014 at 10:30 a.m. (Toronto time) for the following purposes:

1.	To consider and, if deemed appropriate, to adopt a special resolution (the text of which is attached to the Management Information Circular dated September 3, 2014 (the “Circular”) as Appendix “A”), with or without amendments, for the purpose of amending the Articles of the Company in order to create two new classes of shares, the Variable Voting Shares and Common Voting Shares. If the special resolution is adopted, each outstanding Common Share which is:

(a)	not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) will be converted into one Variable Voting Share; and
(b)	owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) will be converted into one Common Voting Share;

and (i) to cancel the unissued Common Shares and (ii) create a new class of Non-Voting Shares that are substantially the same as the Common Voting Shares and Variable Voting Shares other than for voting rights;

2.	To consider and, if deemed appropriate, to adopt an ordinary resolution (the text of which is attached to the Circular as Appendix “B”), with or without amendments, to ratify By-law No. 2014-1 to confer on the Board of Directors the power and authority to implement and apply rules relating to restrictions on the issue, transfer, ownership, control and voting of Common Voting Shares and Variable Voting Shares;

3.	To consider and, if thought advisable, approve, ratify and confirm the unallocated options, rights and other entitlements under the Company’s Stock Option Plan;

4.	To consider and, if thought advisable, approve, ratify and confirm (i) the grant of Options exercisable to acquire 5,310,000 Common Shares which were granted pursuant to the Stock Option Plan to certain employees, officers, directors and consultants of the Company and (ii) the exercise of a total of 365,000 of the Options so granted; and

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. (“Computershare”), the transfer agent and registrar of DHX, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:30 a.m. (Toronto time) on September 26, 2014, the second last business day preceding the date of the Meeting or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your shares.

The board of directors of the Company has fixed August 26, 2014 as the record date for the determination of holders of DHX Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of DHX Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those DHX Shares at the Meeting.

For the purposes of the Meeting, each holder of Common Shares will be entitled to one vote for each Common Share held. If necessary, the PVVS will be voted in accordance with the PVVS Shareholder Agreement.

By order of the board of directors

(signed) Mark Gosine

Secretary & General Counsel

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